

Mail Stop 3030

November 20, 2009

Via Facsimile and U.S. Mail

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re:** **Pressure BioSciences, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended September 30, 2009**
> **File No. 0-21615**

Dear Mr. Schumacher:

We have reviewed your letter dated November 17, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Richard T. Schumacher
Pressure BioSciences, Inc.
November 20, 2009
Page 2

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Stockholders' Equity, page 11

1.   We note from your response to our prior comment 7 that you have not made any adjustment for the deemed dividend to preferred shareholders in your earnings per share calculation. Please tell us why you are not required to adjust your net loss attributable to common stockholders for the deemed dividend. Please cite any authoritative literature upon which you are relying.

        As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief